Issuer Free Writing Prospectus dated April 25, 2018

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement

Dated April 23, 2018 and Registration Statement No. 333-219213

SUTHERLAND ASSET MANAGEMENT CORPORATION

6.50% SENIOR NOTES DUE 2021

PRICING TERM SHEET

Dated: April 25, 2018

This pricing term sheet supplements Sutherland Asset Management Corporation’s preliminary prospectus supplement, dated April 23, 2018 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes (as defined below), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. Unless the context otherwise requires, references to the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Sutherland Asset Management Corporation and not its subsidiaries.

Issuer:	Sutherland Asset Management Corporation, a Maryland Corporation

Title of Securities:	6.50% Senior Notes due 2021 (the “Notes”)

Aggregate Principal Amount:	$50,000,000 (or $57,500,000 if the underwriters’ option to purchase additional Notes is exercised in full)

Expected Rating:

BBB- by Egan-Jones Ratings Company
A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	April 25, 2018

Settlement Date (T+2):	April 27, 2018

Maturity:	April 30, 2021

Interest Payment Dates:	January 30, April 30, July 30, and October 30 of each year, commencing on July 30, 2018

Interest Rate:	6.50% per annum, computed on the basis of a 360-day year consisting of twelve 30-day months, from the Settlement Date

Issue Price to Investors:	$25 per note

Optional Redemption Provision:

We may redeem for cash all or any portion of the Notes, at our option, on or after April 30, 2019 and before April 30, 2020 at a redemption price equal to 101% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. On or after April 30, 2020, we may redeem for cash all or any portion of the Notes, at our option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Change of Control:

The occurrence of a Change of Control Repurchase Event (as defined in the preliminary prospectus supplement) will require the Company to offer to repurchase the Notes for cash at a price equal to 101% of the principal amount together with accrued and unpaid interest, if any, to, but not including, the date of repurchase

Denominations:	$25 minimum denominations and $25 integral multiples thereof

Underwriters’ Discount:	$0.7875 per note

Proceeds to Issuer (before expenses):	$48,425,000 (or $55,688,750 if the underwriters’ option to purchase additional Notes is exercised in full)

Use of Proceeds:

We intend to contribute the net proceeds from this offering to our Operating Partnership in exchange for the issuance by the Operating Partnership of the Mirror Note with terms that are substantially equivalent to the terms of the Notes offered hereby. Our Operating Partnership intends to use the net proceeds to originate or acquire our target assets and for general corporate purposes. Until appropriate assets can be identified, our Manager may repay borrowings outstanding under our loan repurchase agreements or credit facilities and invest the net proceeds of this offering in interest-bearing short-term investments, including money market accounts, in each case that are consistent with our intention to continue to qualify as a REIT. These investments are expected to provide a lower net return than we will seek to achieve from our target assets.

Listing:	We intend to apply to list the Notes on the NYSE under the symbol “SLDD” and expect trading of the Notes to commence thereon within 30 days after the original issue date.

CUSIP/ISIN:	86933F 701 / US86933F7015

Book-Running Manager:	Sandler O’Neill & Partners, L.P.

Co-Managers:	American Capital Partners, LLC Boenning & Scattergood, Inc. Incapital LLC R. Seelaus & Co., Inc. Wedbush Securities Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus dated July 27, 2017 and a preliminary prospectus supplement dated April 23, 2018) on Form S-3 (File No. 333-219213) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, the related preliminary prospectus supplement and the documents incorporated by reference therein for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it from Sandler O’Neill + Partners, L.P. at 1251 Avenue of the Americas, 6th Flr., New York, New York 10020, Attention: Prospectus Department, or by calling toll-free 1-866-805-4128, or by email at syndicate@sandleroneil.com.